June 7, 2005

Mail Stop 0408

By U.S. Mail and Facsimile (212) 367-9579

John C. Kleinert
President and Chief Executive Officer
Velocity Asset Management, Inc.
48 S. Franklin Turnpike, 3rd Floor
Ramsey, New Jersey 07446

Re:	Velocity Asset Management, Inc.
	Amendment No. 3 to Form SB-2, filed May 24, 2005
	File No. 333-122062

Dear Mr. Kleinert:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include an updated consent of the independent accountants in your next amendment.

Certain Relationships and Related Transactions - page 32

2. Please include the disclosure found in Note 5 of your most recent
10-Q, concerning the option granted to RB & AJ Associated
Holdings,
Inc.



Notes 6 & 7  -  pages F-15 to F-17

3. We have considered your response to our prior comment no. 4 and related previous comments referred to in prior staff letters. Specifically, we remain unclear how you can characterize the exchange of debt for common shares involving a principal shareholder and officer of the company as a "forgiveness" of debt. We have the following additional comments related to the apparent exchange of shares to exhaust almost $1.0 million in debt and accrued interest:

* We remain unclear why you used an apparent February 2, 2004 private placement share price of approximately $.90 per share to effect the exchange approximately five months later which appeared to be at the directive of an underwriter although this value was not substantiated in the marketplace due to the planned best efforts private placement offering with this underwriter being aborted;
* Why you believed the $.90 per share value was more representative than current marketplace data even though marketplace data would inherently reflect your concerns of market volatility and actual trades, and would more accurately reflect events and circumstances since February 2, 2004;

Since you have stated that the effective date of this exchange was July 1, 2004, we are unable to concur with your conclusion that $.90 per share was the appropriate price per share at that date. We remain unclear why you did not use the market price at July 1, 2004.
Please revise your financial statements and related disclosures or provide additional persuasive evidence not previously provided supporting your current accounting.

Note 12  -  page F-21

4. We note that the number of shares contained in this note reflect actual issuances for the reverse merger and private placement issuance to David Grantatell. Please include the actual number of shares giving effect to the 13:1 reverse stock split. We suggest you have columns and related number of shares labeled pre and post reverse stock split. Please also review all disclosures throughout your document to ensure that all share references for shares outstanding, warrants and options give effect to the reverse stock split. You may opt to present both pre and post share information or clearly indicate that the shares reflect the reverse stock split.

As a related matter, please address the following questions related to the private placement with David Grantatell which was concurrent with the reverse merger:

* Discuss the business purpose of selling shares at approximately $.07 per share (pre-split) on the date of the merger and discuss what was the fair value at that time, whether or not any compensation expense was recognized and how these values were determined;
* Discuss Mr. Grantatell`s relationship to directors and officers of the current and predecessor organizations;
* Discuss whether you had an existing or planned services agreements for services previously performed or services to be performed at a future date;
* Reconcile the number of shares being registered in the selling shareholder portion of this document (1,125,000 post split shares) and provide the number of shares acquired, price per share and date(s) acquired by Mr. Grantatell which comprise the total amount being registered. We note that half of the total shares registered to sell appear to represent the total number of shares acquired by Mr. Grantatell from this particular private placement.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amit Pande, Senior Accountant, at (202) 551-3423, or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551- 3418 with any other questions.

						Sincerely,



William Friar
Senior Financial Analyst

cc:	Steve A. Saide, Esq.


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Velocity Asset Management, Inc.
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